NO ACT

P.E. 12/19/2013

Received SEC

FEB 06 2014

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005313

February 6, 2014

Act: 1934
Section:
Rule: 14a-8 (DPS)
Public
Availability: 2-6-14

William K. Kelso
Host Hotels & Resorts, Inc.
bill.kelso@hosthotels.com

Re: Host Hotels & Resorts, Inc.
Incoming letter dated December 19, 2013

Dear Mr. Kelso:

This is in response to your letter dated December 19, 2013 concerning the shareholder proposal submitted to Host Hotels by George C. Kaousias. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: George C. Kaousias

FISMA & OMB Memorandum M-07-16

February 6, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Host Hotels & Resorts, Inc.
Incoming letter dated December 19, 2013

The proposal requests that the board of directors consider presenting for stockholder vote that a senior citizen and stockholder discount be given for the hotel rates.

There appears to be some basis for your view that Host Hotels may exclude the proposal under rule 14a-8(i)(7), as relating to Host Hotels' ordinary business operations. In this regard, we note that the proposal relates to Host Hotels' discount pricing policies. Accordingly, we will not recommend enforcement action to the Commission if Host Hotels omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Host Hotels relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HOST
HOTELS & RESORTS

December 19, 2013

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Stockholder Proposal to Host Hotels & Resorts, Inc. from George C. Kaousias**

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Host Hotels & Resort, Inc. (the "Company") has received a stockholder proposal, attached hereto as Exhibit A (the "Proposal"), from George C. Kaousias (the "Proponent") for inclusion in the Company's proxy statement for its 2014 annual meeting of stockholders. The Company hereby advises the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the Proposal from its proxy statement for the 2014 annual meeting (the "Proxy Materials"). The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal on the following grounds:

(i) pursuant to Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business matters; and

(ii) pursuant to Rule 14a-8(i)(6), as the Company lacks the power or authority to implement the Proposal.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its Proxy Materials.

I. The Stockholder Proposal and the Company.

1. <u>The Proposal</u>

The Proposal submitted for inclusion in the Proxy Materials is a resolution proposed for adoption by the stockholders that the Company offer discounted hotel rates to both senior citizens and the Company's stockholders.

2. <u>The Company</u>

The Company[1] is a real estate investment trust ("REIT") that owns a diverse portfolio of hotels operating under brand systems owned by Marriott, Starwood, Hilton, Hyatt, and similar companies. The U.S. tax code imposes strict limits on the types of income that can be earned and the activities that can be conducted by REITs. A REIT may not perform certain services related to the day-to-day management or operation of hotels because such services would not be qualified activities under applicable REIT laws. Because of this restriction, parties other than the Company handle day-to-day operations at the Company's hotels.

The majority of the Company's portfolio is managed by brand owners pursuant to long-term management or operating agreements. A smaller portion of the portfolio is operated pursuant to franchise agreements with brand owners coupled with management agreements with third-party management companies. Under these agreements, the managers generally have sole responsibility and exclusive authority for all activities necessary for the day-to-day operation of the hotels, including establishing room rates and discount pricing policies. The Company has certain approval rights over budgets, capital expenditures, significant leases and contractual commitments, and various other matters. Whether a hotel is managed by a brand owner or franchised using a third-party management company, the Company contractually cedes nearly all day-to-day operational control, including the ability to set guest room rates and establish discount programs. This means the Company cannot establish or modify discount programs for senior citizens or shareholders at the Company's hotels as suggested by the proposal.

II. Grounds for Exclusion

The Company intends to exclude this Proposal from its Proxy Materials and respectfully requests that the Staff concur that the Company may exclude the Proposal on the following grounds.

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[1] The Company owns properties and conducts operations through Host Hotels & Resorts, L.P. ("Host L.P."), of which the Company is the sole general partner. While the Company and Host L.P. are separate entities, management operates the Company and Host L.P. as one enterprise, and the Company has the exclusive and complete responsibility for Host L.P.'s day-to-day management and control. Thus, even though Host L.P. owns the hotel properties, for convenience and clarity in this letter, we refer only to the Company when describing the business actually carried out by Host L.P.

A. **Rule 14a-8(i)(7) – The Proposal May be Excluded Because it Relates to the Ordinary Business Operations of the Company**

Rule 14a-8(i)(7) permits a company to exclude a proposal from its proxy materials on the ground that it deals with matters relating to the conduct of the ordinary business operations of the company ordinarily and properly carried out by the company's management and staff. The Proposal, if adopted, would require the Company to offer discounted hotel rates to both senior citizens and the Company's stockholders. Therefore, because the Proposal concerns the setting of prices for products and services, it deals with matters relating to the conduct of the Company's ordinary course of business and is properly excluded under Rule 14a-8(i)(7).[2]

The Staff has consistently allowed the exclusion of proposals similar to the Proponent's and has written, "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis." *Ford Motor Co.* (January 31, 2011). In *Ford Motor Co.* (January 31, 2011), the Staff concurred in Ford's exclusion of a stockholder proposal that requested that Ford provide a spare tire and mounting hardware at manufacturing cost to stockholders that purchase a new vehicle. Ford argued and the Staff concurred that decisions relating to the pricing of its products are fundamental to management's ability to control the day-to-day business operations of its company, and the proposal was properly excluded from the Ford proxy statement.

Similarly, the Staff granted no-action relief to Walt Disney Company where, similar to the current Proposal, a shareholder's proposal requested discounts on company products and services for stockholders that owned more than 100 shares. There, the Staff agreed with Walt Disney that the proposal could be properly excluded as it related to the company's ordinary business operations. *Walt Disney Company* (November 15, 2005). See *Comcast Corporation* (August 31, 2005) (proposal requesting stockholders of 100 shares or more to be given discounted services from the company may be excluded as relating to the company's ordinary business operations); *General Motors Corporation* (March 18, 2002) (proposal requesting that stockholders with more than 250 shares be given employee discount to purchase vehicles from the company may be excluded as relating to the company's ordinary business operations).

In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment. The Commission has distinguished between proposals involving "business matters that are mundane in nature," which

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[2] As discussed in section II.B. below, because the Company does not control the day-to-day operations of its hotel properties, the Company is unable to set the price charged or discounts offered at its hotel properties and cannot do so under applicable REIT laws.

are properly excluded under Rule 14a-8(i)(7), and those which have "significant policy, economic or other implications inherent in them," which are beyond the scope of the exclusion. See Exchange Act Release No. 34-12999 (November 22, 1976).

Stockholders attempting to set discounts and pricing policies (or, in the case of the Company, participate in the negotiation of pricing policies in the Company's management and operating agreements) are seeking to micro-manage the Company. As the Staff found in Walt Disney, the setting of discounts on company products and services relates to a company's ordinary business operations. Walt Disney Company (November 15, 2005). The negotiation of pricing policies requires management to consider intricate details involving data from many different areas. Stockholders cannot be expected to possess the expertise to make knowledgeable decisions concerning such matters.

Furthermore, it cannot be convincingly argued that the Proposal relates to a significant policy issue that transcends day-to-day business matters, raising policy issues so significant as to be appropriate for a stockholder vote. The Proponent did not provide any grounds to support the proposition that the Proposal is based on a significant policy issue. Furthermore, the negotiation of pricing policies does not involve the "presence of widespread public debate" (see Exchange Act Release No. 34-40018 (May 21, 1998)).

Consequently, the Company respectfully requests that the Staff concur in the omission of the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7).

B. Rule 14a-8(i)(6) – The Proposal May be Properly Omitted Because the Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) permits a company to exclude a stockholder proposal from its proxy materials if the company would lack the power or authority to implement the proposal. The Commission has acknowledged that exclusion may be justified pursuant to Rule 14a-8(i)(6) where implementing the proposal would require intervening actions by independent third parties. Exchange Act Release No. 34-40018 (May 21, 1998) at note 20. The Proposal which, if adopted, would require the Company to offer discounted hotel rates to senior citizens and its stockholders, is properly excluded from the Company's Proxy Materials under Rule 14a-8(i)(6) because (i) the Company does not have the power to compel the third-party managers to accept discount provisions in future contracts or compel them to independently offer such discounts to senior citizens and the Company's stockholders; and (ii) under current contracts, it is the third-party managers of the Company's hotel properties who control the hotel room rates and pricing policies, not the Company.

The Staff has allowed exclusion of proposals pursuant to Rule 14a-8(i)(6) where the subject company did not have the power to effectuate the proposals because the proposals related to the business and operations of entities in which the companies were not majority investors and of which they did not control the board of directors. Here, the third-party managers are independent entities, such as Marriott, Starwood and Hyatt, that are not controlled by the Company. The Company does not have the power to compel the third-party managers to accept any such provisions in future contracts or compel them to independently offer such discounts to senior citizens and the Company's stockholders.

In *eBay Inc.* (March 26, 2008), the Staff permitted exclusion of a proposal under Rule 14a-8(i)(6) which requested that a Chinese joint venture 49% controlled by eBay adopt a policy prohibiting the sale of dogs and cats on its website. There, the eBay asserted and the Staff agreed that it could properly exclude the proposal from its proxy materials because, as a minority member of the joint venture, eBay lacked the power and authority to cause the joint venture to adopt the policy. See also *Harsco Corp.* (February 16, 1988) (proposal excluded where the proposal required action of an entity that was 50% owned by another company and in which the other company held the deciding vote in the event of a tie); *Firestone Tire & Rubber Co.* (December 31, 1987) (proposals excluded where the proposal required action of entity in which the company was a minority investor).

In each of *eBay*, *Harsco* and *Firestone*, the companies were asked to implement proposals relating to the business and operations of entities in which they were not majority investors and of which they did not control the board of directors. The Staff concurred with the companies' views that the proposals could be properly omitted under Rule 14a-8(i)(6) because third parties, and not the companies, had the power to effectuate the proposals.

Here, similar to *eBay*, *Harsco*, and *Firestone Tire & Rubber*, the Company does not control the parties who have the power and authority to implement the Proposal. The managers of the Company's hotel properties are large, sophisticated and independent corporations including Marriott, Starwood and Hyatt. It is these third-party managers that oversee the day-to-day operation of the hotels, including establishing room rates and any discount pricing policies pursuant to long term operating or management agreements with the Company. The Company does not have the power to compel the third-party managers to accept specific provisions in future contracts. The Company also lacks the power to compel the managers to independently offer such discounts to senior citizens and the Company's stockholders. Because the Company does not have these powers over the third-party managers, it does not have the power or the authority to implement the actions required by the Proposal. Hypothetically, even if the Company were offered these powers by the third party managers, it could not accept and exercise same under applicable REIT laws. Under these laws, a REIT may not perform services related to the day-to-day management of hotels, including establishing room rates and discount pricing policies. Therefore, the Company should be able to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(6).

The Staff has also permitted companies to exclude stockholder proposals that seek to compel companies to take actions that they do not have the contractual authority to take. In SCEcorp (December 20, 1995), the Staff allowed exclusion of a shareholder proposal where implementing the proposal would require intervening actions by independent third parties. There, implementation of the proposal would have required fiduciary trustees unaffiliated with SCEcorp to amend certain voting agreements with SCEcorp stockholders.

Here, similar to SCEcorp, the Proposal is directed at third parties, not the Company. The Proposal does not in any way implicate the Company, which owns, but does not operate, the hotels. Rather the proposal implicates the third-party managers of the hotel properties, and would require those third-party managers to offer discounts to senior citizens and the Company's stockholders. Because it is the third-party managers who have the power to implement the Proposal, and not the Company, here, as in SCEcorp, the Proposal is beyond the power of the Company to effectuate and should properly be excluded pursuant to Rule 14a-8(i)(6).

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned at (240) 744-5176 to discuss any questions you may have regarding this matter.

Very truly yours,

William K. Kelso

Enclosures

cc: George C. Kaousias, Stockholder of Host Hotels & Resorts, Inc.
Elizabeth A. Abdoo, Host Hotels & Resorts, Inc.

Exhibit A

Proposal from George C. Kaousias

George Kaousias

FISMA & OMB Memorandum M-07-16

May 2, 2013

Elizabeth A. Abdoo
Secretary—Board of Directors, Host Hotels & Resorts, Inc.
C/o Host Hotels & Resorts
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817-1109

Dear Secretary Abdoo,

Please consider the following as a proposal submittal to be included in the proxy statement for your/our 2014 annual meeting. My name is George Kaousias. I am an ITT company retiree and a Host Hotels stockholder. I would like to propose to the Board of Directors that consideration be given to present for stockholder vote that a senior citizen *and* stockholder discount be given for the hotel rate(s). If you recall, Sheraton Hotels had such a discount at one time.

I await your response. Respectfully submitted this Thursday, May 2, 2013. Of course, please call if you've any questions.

Sincerely

George C. Kaousias
Stockholder